SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

August 22, 2007
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 8.01   Other Events.

On August 22, 2007, Petroleum Development Corporation announced the close of the 2007 Drilling Partnership.

A copy of the Press Release is attached herein as Exhibit 99.1.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

> **Press Release:** Petroleum Development Corporation Announces Close of 2007 Drilling Partnership

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: August 23, 2007

By: /s/ Richard W. McCullough
         Richard W. McCullough
         Chief Financial Officer



NEWS *FROM*
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: August 22, 2007
CONTACT: Celesta M. Miracle - (304) 842-3597   http://www.petd.com

Petroleum Development Corporation Announces
Close of 2007 Drilling Partnership

Bridgeport, West Virginia... Petroleum Development Corporation (NASDAQ GSM:PETD) today announced that it closed its 2007 drilling Partnership Monday, August 20, 2007, with approximately $90 million in subscriptions. This is the second largest partnership offering in the history of Petroleum Development Corporation (PDC). The partnership was a private placement sold though PDC's existing relationships with unaffiliated NASD broker dealer firms located throughout the country.

Tom Riley, President, commented, "We are pleased with the results of this offering and started drilling wells for the partnership immediately upon closing. PDC expects to drill the partnership wells through the fall and into the first quarter of 2008. We appreciate the ongoing confidence of the clients and financial planners who have chosen Petroleum Development Corporation's partnership as an investment opportunity."

Plans call for the partnership wells to be drilled primarily in Wattenberg Field and the Piceance Basin in Colorado, the Company's current areas of drilling operations. The Company will purchase and own a 37% interest in the partnership.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. The Company operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in federal or state tax policy, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

120 Genesis Boulevard• P. O. Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597